SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                          CORAM HEALTHCARE CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    218103109
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                                 (CUSIP Number)

with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 16, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        218103109
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)      Not
     (b)      Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                                7)  Sole Voting Power:       *
                                                  ---------------------------
     Shares Beneficially                      8)  Shared Voting Power:     *
                                                  ----------------------------
     Owned by

     Each Reporting                           9)  Sole Dispositive Power:  *
                                                  ---------------------------
     Person With:                            10)  Shared Dispositive Power:*
                                                  ---------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   22,466,440*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):       31.2%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
*Cerberus Partners, L.P. ("Cerberus") is the holder of $17,995,868 principal amount of Series B Convertible Subordinated Notes due 2008 (the "Series B Notes") of Coram Healthcare Corporation (the "Company"); Cerberus International, Ltd. ("International") is the holder of $16,604,187 principal amount of Series B Notes of the Company and certain private investment funds (the "Funds") in the aggregate are the holder of $7,918,181 principal amount of Series B Notes of the Company. The Series B Notes are convertible, at the option of the holder thereof, into shares of Common Stock (the "Shares") of the Company at the rate of $2.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. In addition, $671,846 principal amount of Series B Notes are held of record by Cerberus, with respect to which Stephen Feinberg exercises sole voting but no investment control over such Series B Notes and the Shares into which such Series B Notes are convertible. Also, Cerberus,
International and the Funds are the holders of warrants to purchase, respectively, 246,637, 360,126 and 248,147 additional Shares from the Company and Stephen Feinberg possesses sole voting but no investment control over warrants to purchase an additional 16,488 Shares from the Company and sole voting but no investment control over the Shares underlying such 16,488 warrants. Thus, for the purposes of Reg. ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 22,466,440 Shares, or 31.2% of those deemed issued and outstanding pursuant to Reg. ss.240.13d-3. See Item 5 for further information.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as of July 24, 2000, there were issued and outstanding 49,638,452 Shares. As of July 16, 2000, Cerberus was the holder of $17,995,868 principal amount of Series B Convertible Subordinated Notes due 2008 of the Company (the "Series B Notes"); International was the holder of $16,604,187 principal amount of Series B Notes and the Funds in the aggregate were the holder of $7,918,181 principal amount of Series B Notes. The Series B Notes are convertible, at the option of the holder thereof, into Shares at the rate of $2.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. In addition, $671,846 principal amount of Series B Notes are held of record by Cerberus but are beneficially owned by certain persons and entities unrelated to Stephen Feinberg (the "Unaffiliated Entities") and with respect to which Stephen Feinberg possesses sole voting but no investment control over such Unaffiliated Entities' Series B Notes and the Shares into which such Series B Notes are convertible.

          Also, Cerberus, International and the Funds are the holders of warrants to purchase, respectively, 246,637, 360,126 and 248,147 additional Shares from the Company and Stephen Feinberg possesses sole voting but no investment control over warrants to purchase an additional 16,488 Shares from the Company and sole voting but no investment control over the Shares underlying such 16,488 warrants.

          Thus, for the purposes of Reg. ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 22,466,440 Shares, or 31.2% of those deemed issued and outstanding pursuant to Reg. ss.240.13d-3.

         During the sixty (60) days prior to July 16, 2000, there were no transactions in Shares, or securities convertible into or exchangeable for Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this Schedule 13D.

         Pursuant to an agreement between Cerberus and GSCP, dated as of April 22, 1997 (the "GSCP Agreement"), GSCP has the right to receive the dividends from, and the proceeds from the sale of, $9,597,796 principal amount (the "GSCP Interest") of the $17,995,868 principal amount of Series B Notes held by Cerberus and the Shares into which such Series B Notes relating to the GSCP Interest are convertible. In addition, as described above, the Unaffiliated Entities in the aggregate have the right to receive the dividends from, and the proceeds from the sale of, $671,846 principal amount of Series B Notes and the Shares into which such Series B Notes are convertible and warrants to purchase 16,488 Shares and the Shares underlying such 16,488 warrants.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              August 23, 2000


                                              /s/ Stephen Feinberg
                                              __________________________________
                                              Stephen  Feinberg, in his capacity
                                              as    the     managing   member of
                                              Cerberus Associates,  L.L.C.,  the
                                              general    partner   of   Cerberus
                                              Partners, L.P., and as the invest-
                                              ment manager for  each of Cerberus
                                              International, Ltd.  and the Funds

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).